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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     Schedule 13D/A

                      Under the Securities Exchange Act of 1934
                                   (Amendment No. 1)

                                Zimmerman Sign Company
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                                   (NAME OF ISSUER)

                       Common Stock, par value $0.01 per share
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                            (TITLE OF CLASS OF SECURITIES)

                                     989580-10-5
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                                    (CUSIP NUMBER)

                                  David E. Anderson
                       8150 North Central Expressway Suite 1801
                                 Dallas, Texas 75206
                                    (214) 691-3937
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                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                   January 11, 1999
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                         (DATE OF EVENT WHICH REQUIRES FILING
                                  OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5 Pages


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CUSIP NO. 989580-10-5                  13D                   Page 2 of 5 Pages

 1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     David E. Anderson
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                       (b) / /
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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS
     2(d) or 2(a)          / /

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 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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         NUMBER OF         7    SOLE VOTING POWER
          SHARES                506,087
       BENEFICIALLY -----------------------------------------------------------
         OWNED BY          8    SHARED VOTING POWER
           EACH                 0
         REPORTING  -----------------------------------------------------------
          PERSON           9    SOLE DISPOSITIVE POWER
           WITH                 506,087
                    -----------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                0
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     506,087
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 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         /X/
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     38.2%
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 14  TYPE OF REPORTING PERSON*
     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 989580-10-5                  13D                   Page 3 of 5 Pages

The undersigned hereby amends and supplements the Schedule 13D previously filed by him (the "Statement") in connection with shares of common stock, par value $0.01 per share, (the "Common Stock") of Zimmerman Sign Company, a Texas corporation (the "Company"). Reference is made to the Statement for previously reported facts, and all capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 of the Statement is amended and restated in its entirety as follows:

    Mr. Anderson beneficially owns 506,087 shares, or 38.2%, of the outstanding Common Stock of the Company. Mr. Anderson beneficially owns all of such shares by direct ownership and possesses sole voting power and sole dispositive power with respect to all of such shares.

    On September 30, 1998, the Company, Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"), MIG Partners VIII, a Delaware partnership ("MIG"), and certain members of the Company's management (the "Management Purchasers"), including Mr. Anderson, entered into that certain Senior Subordinated Note, Preferred Stock and Warrant Purchase Agreement (the "Securities Purchase Agreement"). Under the Securities Purchase Agreement, the Company issued to CIVC, MIG and the Management Purchasers 12% Senior Subordinated Notes in the aggregate principal amount of $4 million and warrants to purchase an aggregate of 1,197,914 shares of the Company's Common Stock. The Company also issued an aggregate of 52,500 shares of the Company's Series A Preferred Stock, par value $0.01 per share, to CIVC, MIG and certain of the Management Purchasers, including Mr. Anderson. Under the Securities Purchase Agreement, the Company issued to Mr. Anderson (i) a 12% Senior Subordinated
Note (the "Note") in the principal amount of $236,133.33; (ii) immediately exercisable warrants to purchase 75,113 shares of the Company's Common Stock (the "Warrants"); and (iii) 3,322 shares of the Company's Series A Preferred Stock. Mr. Anderson paid $568,333.32 in total consideration for the Note, Warrants and shares of Series A Preferred Stock.

    On September 30, 1998, Mr. Anderson entered into a Share Option Purchase Agreement with the Company and the Geneve Affiliates pursuant to which, in consideration of $0.25 cash per share, the Geneve Affiliates granted to (i) the Company an option to purchase an aggregate of 357,143 shares of Common Stock at a price per share equal to (a) $1.50 in cash and (b) .0175 shares of Series C Preferred Stock, par value $0.01 per share, of the Company; and (ii) Anderson an option to purchase an aggregate of 428,000 shares of Common Stock at a price per share equal to $3.25 in cash. The options were exercisable only between the open of business on January 4, 1999 and the close of business on January 8, 1999. Mr. Anderson and the Company entered into a Purchase Agreement on September 30, 1998, pursuant to which, promptly upon consummation of the transactions contemplated by the Share Option Purchase Agreement, Mr. Anderson agreed to sell and the Company agreed to buy 228,000 shares of Common Stock in

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CUSIP NO. 989580-10-5                  13D                   Page 4 of 5 Pages

exchange for $98,000 in cash and 7,000 shares of the Company's Series B Preferred Stock, par value $0.01 per share.

    On September 30, 1998, the Company, CIVC, MIG, the Geneve Affiliates and the Management Purchasers entered into a letter agreement pursuant to which CIVC, MIG and the Management Purchasers agreed to surrender to the Company a portion of the warrants issued under the Securities Purchase Agreement upon consummation of the transactions contemplated by the Share Option Purchase Agreement and the Purchase Agreement. Under the terms of the letter agreement, Mr. Anderson would surrender to the Company without consideration warrants for 21,549 shares of Common Stock.

    On January 8, 1999, the Company and Mr. Anderson exercised the purchase options granted by the Geneve Affiliates under the Share Option Purchase Agreement, as described above. On January 11, 1999, in accordance with the Purchase Agreement, as described above, the Company purchased 228,000 shares of Common Stock from Mr. Anderson, and in accordance with the letter agreement, as described above, CIVC, MIG and the Management Purchasers surrendered to the Company a portion of their warrants, including Mr. Anderson, who surrendered warrants for 21,549 shares of Common Stock.

    On December 17, 1998, Mr. Anderson purchased 200 shares of Common Stock in a market transaction for $3.69 per share. One hundred of these shares are held by Mr. Anderson's minor children. Mr. Anderson disclaims beneficial ownership of the remaining 100 shares, which are held by his non-minor children.

     Except as set forth herein, no transactions in the Common Stock were effected by Mr. Anderson during the past 60 days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 7 of the Statement is supplemented as follows:

         F. Securities Purchase Agreement dated as of September 30, 1998 by and among the Company, CIVC, MIG and the Management Purchasers.

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CUSIP NO. 989580-10-5                  13D                   Page 5 of 5 Pages

                                      SIGNATURES


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 1999                    /s/ David E. Anderson
                                      -----------------------------------------
                                             David E. Anderson